January 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	EnerNOC, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-33471

Ladies and Gentlemen:

On behalf of EnerNOC, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated December 18, 2013, from Mr. Stephen Krikorian, Accounting Branch Chief, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). The 2012 Form 10-K was filed with the Commission on February 28, 2013.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue and Expense Components, page 39

1.	We note in your response to prior Comment 3. Please explain how you determined that the non-financial business and operational data included in the Chairman’s letter is not material information that is necessary to understand your financial condition and operating performance. Clarify how you utilize the non-financial business and operational data included in the Chairman’s Letter. Your response should specifically address why you believe the amount of contracted revenues, number of C&I customers, number of C&I DemandSMART sites, megawatts of peak load under management (PLUM), number of C&I EfficiencySMART sites, and number of active EfficiencySMART service projects do not have any direct correlation to your financial performance.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company represents that it will continue to evaluate the extent to which it utilizes non-financial business or operational data to provide insight into factors and opportunities relevant to its business, and will, if applicable, provide MD&A disclosure in all future filings by the Company under the Securities Exchange Act of 1934, as amended, and discuss with specificity its use, as well as relevant trends, and the impact that any such data would be expected to have on the Company’s financial condition and operating performance.

U.S. Securities and Exchange Commission

January 10, 2014

The Company respectfully advises the Staff that it considered Item 303 of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350 prior to filing the 2012 Form 10-K and believes that “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2012 Form 10-K provides investors and other users with the material information that was necessary to provide an understanding of the Company’s financial condition and operating performance, as well as any known trends or uncertainties that have had or that the Company reasonably expects will have a materially favorable or unfavorable impact on total revenues or income from operations. With respect to the data referenced above, the Company respectfully advises the Staff that the non-financial business and operational data was not utilized to either manage the business of the Company or make resource allocation decisions, and therefore did not have any direct correlation to the Company’s financial performance or the Company’s profit measure. The non-financial business and operational data was utilized by the Company merely to provide a few observations of the scope of the Company’s operations and the adoption of the Company’s energy intelligence software and related solutions in the market. Therefore, it is the Company’s position that the non-financial business and operational data referenced above was not material to an investor’s understanding of the Company’s financial condition and operating performance. Accordingly, the inclusion of the immaterial disclosure in the in the context of the Company’s MD&A disclosure would serve to overwhelm investors and act as an obstacle to identifying and understanding material matters. The following paragraphs address each of the data points referenced above individually.

As highlighted in the Company’s prior press releases and earnings releases furnished to the SEC, contracted revenues are estimated from the Company’s executed contractual arrangements and accepted bids in open market bidding programs and are based upon contractual terms, open market bidding program rules and a number of assumptions, including:

•	the Company’s ability to provide to its utility and grid operator customers the maximum capacity that it has committed to provide under executed contractual arrangements and pursuant to accepted bids in open market bidding programs;

•	the Company’s contractual arrangements for energy efficiency and demand response services with its utility and grid operator and commercial, institutional and industrial end-users of energy (“C&I customers”) not being terminated, modified or delayed or becoming subject to governmental regulation that could materially and adversely affect the Company’s interests;

•	the rules and assumed pricing of the various open market bidding programs in which the Company participates remaining unchanged in all material respects;

•	the rate of termination of the Company’s C&I customers under its long-term contracts remaining consistent with the Company’s historical average;

•	the electricity consumption of the Company’s C&I customers remaining consistent with historical use throughout the term of its contracts with such customers;

•	the Company’s ability to deliver the energy efficiency savings that it has committed to provide; and

•	the Company’s ability to obtain regulatory approval for its long-term contracts with certain utility and grid operator customers where such approval is required.

Therefore, the contracted revenues represented only the potential to earn future revenues through existing utility contracts and the open market programs in which the Company participated at the time or with respect to which it had a future delivery obligation. The contracted revenues represented only an observation of the maximum future revenue potential from these markets and not the Company’s actual expected future revenue. In order to fully recognize the contracted revenues, the Company would need to enroll C&I customers at the maximum potential contracted megawatt volume for each utility contract or open market program and deliver 100% performance when those C&I customers are called upon. Furthermore, the contracted revenues span multiple years and revenue volumes cannot be attributed to a single given year. For these reasons, contracted revenues do not directly correlate to the Company’s financial performance and is not used by management to make business decisions or allocate resources. Moreover, contracted revenues alone does not provide insight into factors and opportunities relevant to the Company’s business and therefore, in order not to overwhelm the investor with immaterial data, only the amount of actual revenue recognized and the relevant drivers relating thereto were included in the Company’s MD&A disclosure.

U.S. Securities and Exchange Commission

January 10, 2014

The number of C&I customers, the number of C&I DemandSMART sites and the PLUM data provide observational data as to the scope of the Company’s C&I customer base, the adoption of its energy intelligence software and related solutions in the market and the overall scope of the Company’s operations. The Company’s ability to recognize revenue from such C&I customers, sites and megawatts under management depends on a number of individual factors including the megawatt volume that the C&I customers will be able to deliver, the time over which the C&I customers will be enrolled in a demand response program, and the prices at which they can participate, which when taken as a whole, effects the Company’s financial condition and operating performance. The number of C&I customers, the number of C&I DemandSMART sites and the PLUM data alone do not provide insight into factors and opportunities relevant to the Company’s business. For these reasons, such data points do not directly correlate to the Company’s financial performance and are not used by management to make business decisions or allocate resources. Therefore, in order not to overwhelm the investor with immaterial data, the actual revenue recognized and the relevant drivers relating thereto were included in the Company’s MD&A disclosure.

The number of C&I EfficiencySMART sites and number of active service projects provide observational data as to the size of the Company’s EfficiencySMART customer base, but due to the wide array of EfficiencySMART C&I customer contract types, pricing models for various levels of service and related revenue recognition, and the ongoing evolution of the products in the Company’s EfficiencySMART suite, the count of EfficiencySMART sites and projects alone cannot be utilized by the Company to derive financial performance. Due to these other factors, such data points do not directly correlate to the Company’s financial performance and are not used by management to make business decisions or allocate resources. Moreover, the number of C&I EfficiencySMART sites and number of active service projects alone do not provide insight into factors and opportunities relevant to its business and therefore, in order not to overwhelm the investor with immaterial data, the actual revenue recognized and the relevant drivers relating thereto were included in the Company’s MD&A disclosure.

2.	We note your response to prior comment 4. Please explain in greater detail why you do not believe disclosing enrolled capacity and average payment rates would provide meaningful insight or promote a greater understanding of your revenues and operating results. As part of your response, provide us with your enrolled capacity and average payment rates for each period presented.

RESPONSE

The Staff is supplementally advised that the Company does not calculate aggregate enrolled capacity and average payment rates and, therefore, the Company does not have, and did not have at the time of filing the 2012 Form 10-K, the requested data points for the periods presented in the 2012 Form 10-K.

The Company offers varying forms of the following demand response solutions in the bilateral and open market programs in which it participates: (i) reliability-based demand response, (ii) price-based demand response, and (iii) short-term reserve resources. The requirements of each demand response program in which the Company participates and the type of demand response solution offered varies by program. The Company’s revenues from any particular demand response program are affected by numerous individual factors that are unique to each such particular demand response program, including: (i) the program seasonal periods and program hours; (ii) the program type and payment structure, including payment limits or caps for over-performance; (iii) the determination of committed or enrolled capacity; (iv) the frequency and duration of demand response dispatches; (v) calculation of performance and degree of dependence on historical performance for future revenues; and (vi) the penalty structure of programs for underperformance. Accordingly, the Company believes that providing disclosure of aggregate enrolled capacity or average payment rates for the periods presented would not provide meaningful insight or promote greater understanding into the potential impact of such data points on revenues, but rather, based on the above factors, would serve to overwhelm investors and act as an obstacle to identifying and understanding material matters relating to revenues and operating performance. Notwithstanding the foregoing, the Company does provide quantitative information of the material changes in the Company’s demand response revenues for the current reporting period compared to the same reporting period of the prior year at a demand response program level. In addition, the Company outlines the key drivers of each of those

U.S. Securities and Exchange Commission

January 10, 2014

material demand response program level changes, including expected material future impacts within its MD&A disclosures which the Company believes provides the most meaningful insight to its investors on the current and expected trends in revenues. The following paragraphs provide additional clarity on the factors listed above.

1.	Aggregate enrolled capacity and average payment rates fluctuate from delivery year to delivery year and do not align with the reporting periods presented in the 2012 Form 10-K. One example is the ISO-NE Forward Capacity Market (“FCM”) open market program in which the Company participates has an annual delivery year from June 1st to May 31st and therefore, the performance and payment obligations do not align with the reporting periods presented in the 2012 Form 10-K. Dispatches occurring throughout an ISO-NE delivery year impact the determination of enrolled capacity and revenue for the portfolio across the entire delivery year from June 1st to May 31st, resulting in no objective methodology for calculating an aggregate enrolled capacity value or average payment rate for the reporting periods disclosed in the 2012 Form 10-K.

2.	Although capacity pricing in the open market programs in which the Company participates are publicly reported by the grid operators prior to a delivery year, the capacity prices do not constitute the entirety of the revenue stream related to the performance of the Company’s demand response portfolios and therefore, expected revenue cannot be ascertained at the start of a delivery year based solely on an enrolled capacity number or average payment rate. For instance, most open market programs also include energy payments for the load reductions that occur in real time, and the payment rates are tied to the volatility of the real-time energy prices in the market during the time of dispatch. Energy payment rates can vary significantly and affect the Company’s earned revenues over the delivery year. In addition, in certain economic demand response programs in which the Company participates, payment rates are not established in advance of a dispatch day, but are determined real time during a demand response event. In addition, certain payment rates, other than capacity prices, are affected by overall market conditions, including market dynamics of other participants, electric load on the grid, available electric supply entered into the market, and electric transmission constraints, which result in significant real-time price variation.

3.	Revenues recognized from the Company’s participation in demand response programs are dependent on the number, frequency, and duration of demand response dispatches, and are also affected by the classification of the dispatch in terms of being categorized as a system emergency, economic, voluntary, or test event, and not necessarily the enrolled capacity of an average payment rate. To otherwise highlight these data points may confuse, or worse, be misleading to, investors. For example, in the Alberta Electric System Operator Load Shed Service for Import bilateral program in which the Company participates, the Company receives revenue based on the following categories in which megawatts participate: megawatts offered, megawatts accepted, and megawatts dispatched. In addition, the duration for which a participating megawatt remains in any one of these categories is dependent on C&I customer availability and overall market conditions, including market dynamics of other participants, electric load on the grid, available electric supply entered into the market, and electric transmission constraints.

4.	The results of dispatches are affected by certain factors that are not dependent on the Company’s delivery of enrolled capacity, such as the performance of other demand response aggregators or the Company’s prior delivery year performance. For example, the Centerpoint open market program in which the Company participates, caps each aggregator’s enrolled capacity at a percentage of the total megawatts contracted for the program by the utility each year. Following each delivery year, any aggregators that fail to deliver their enrolled dispatch commitment to the utility forfeit a portion of the revenue, which is subsequently distributed by the utility to other aggregators who delivered megawatts in excess of their enrolled dispatch commitment. In the ISO-NE FCM program in which the Company participates, the Company’s performance and capacity commitment from a current delivery year is carried forward by up to twenty-four (24) months, affecting revenue recognized in future delivery years. Accordingly, current enrolled capacity and payment rates only make up a portion of the possible revenues earned for a particular delivery year.

*****

U.S. Securities and Exchange Commission

January 10, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call Matthew J. Cushing, General Counsel of the Company, at (617) 692-2690 with any questions regarding this letter. Thank you for your time and attention.

Sincerely,

/s/ Neil Moses
Neil Moses
Chief Financial Officer